UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March	2024
Commission File Number	001-41754

SHARKNINJA, INC.
(Translation of registrant’s name into English)

89 A Street Needham, MA 02494
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒              Form 40-F   ☐

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release of SharkNinja, Inc. dated March 28, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHARKNINJA, INC.
(Registrant)

Date:	March 28, 2024	By:	/s/ Pedro J. Lopez-Baldrich
			Name:	Pedro J. Lopez-Baldrich
			Title:	Chief Legal Officer